
GRASIM
ADITYA BIRLA GROUP

29th April, 2005

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA


05008424

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited at its meeting held today i.e. 29th April, 2005 have:

1. approved the Audited Annual Accounts of the Company for the year ended 31st March, 2005, a copy of which is sent herewith.
2. recommended payment of dividend on Equity Shares for the year ended 31st March, 2005 @ Rs.16 per share.

A copy of the Press Release in above matter is enclosed herewith.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

Press Release

Mumbai, April 29, 2005


GRASIM
ADITYA BIRLA GROUP

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
REPORTS EXCELLENT PERFORMANCE FOR FY 2005

Net Profit after Tax (before diminution) at Rs. 978 Crs., up by 26%

Proposes 160% Dividend

(Rs. Crores)

	FY05 (Audited)	FY04 (Audited)	% Change
Net Turnover	**6,247.1**	**5,233.3**	**19.4%**
PBIDT	**1,784.7**	**1,504.2**	**18.6%**
Profit before Taxes and diminution	**1,395.7**	**1,077.3**	**29.6%**
Total Tax Expenses	418.0	298.0	40.3%
Net Profit after taxes (before diminution)	**977.7**	**779.3**	**25.5%**

Grasim, the flagship Company of the Aditya Birla Group, has posted commendable performance for the financial year ended 31st March 2005. Capacity utilisation, strengthening of operational efficiencies and marketing of higher volumes of an enriched product mix have been key to this outstanding success.

The Company has attained an all round growth, with higher production, sales volumes and realizations in all of its major businesses. While Turnover was up by 19% at Rs.6,247 crores, Profit before taxes and diminution was higher by 30% at Rs.1,396 crores. Notwithstanding a considerably higher provision for tax expense, Net Profit (before considering diminution in value of investment/ loans) rose appreciably by 26% to Rs.978 crores.

As a matter of prudence, the Company has provided for a sum of Rs.92 crores towards permanent diminution in the value of investment/ loans to its subsidiary, Shree Digvijay Cement Co. Ltd. PAT, even after this charge for diminution, has risen by 14%.

Quarterly Performance

(Rs. Crores)

	Q4FY05 (Un-audited)	Q4FY04 (Un-audited)	% Change
Net Turnover	1,642.2	1,553.2	5.7%
Net Profit after taxes but before diminution	321.5	282.1	14.0%

While Turnover at Rs.1,642 crores was higher by 6%, Net Profit for the Q4 after total tax expenses (excluding exceptional provision for diminution in the value of investment/ loans) was up 14% at Rs.322 crores.

Dividend

The Board of Directors has recommended a dividend of 160% (last year: 140%). Additionally, the Company will absorb Corporate Tax on Dividend (CTD) @ 14.025%. The total payout on this account (inclusive of CTD) would be Rs.167.2 crores (Rs.145.1 crores).

Highlights of Grasim's operations:

		FY 2005	FY 2004	% Change
Production -				
Viscose Staple Fibre	M.T.	247,952	221,005	12%
Cement	Mn. M.T.	12.44	11.85	5%
White Cement	M.T.	315,368	310,578	2%
Sponge Iron	M.T.	780,341	687,272	14%
Caustic Soda	M.T.	161,966	157,541	3%
Sales Volumes -				
Viscose Staple Fibre	M.T.	231,533	229,110	1%
Cement	Mn. M.T.	12.63	11.96	6%
White Cement	M.T.	311,454	314,819	-1%
Sponge Iron	M.T.	772,799	676,921	14%
Caustic Soda	M.T.	163,111	156,967	4%
Net Realisation -				
Viscose Staple Fibre	Rs./M.T.	79,008	72,269	9%
Cement	Rs./M.T.	1,874	1,712	9%
White Cement	Rs./M.T.	5,612	5,215	8%
Sponge Iron	Rs./M.T.	12,774	9,188	39%
Chemical Products	Rs./M.T.	18,836	16,338	15%

Viscose Staple Fibre (VSF) Business

The VSF business' performance has been noteworthy. Production at 247,952 tons was a significant 12% higher over that of the previous year.
Sales volumes were only marginally higher due to the increased availability of cotton during the year. Realisations grew by 9% at Rs.79,008 per ton, in line with the international trend, leading to higher operating profits.

The focus of the VSF business is on enhanced capacity to meet the expected increase in demand post MFA abolition, a greater thrust on new application development and expanding its presence in specialty fibre markets.

The Company's Textile Research and Application Development Centre at Kharach became fully operational during the year. The Company has planned a capital outlay of Rs. 602 crores over the next 2 years on modernization, de-bottlenecking and capacity expansion. The Company has spent Rs.120 crores during the year.

The outlook for the business continues to be good. However, there will be impact on realization due to reduction in DEPB benefits and lower cotton prices.

Acquisition of Pulp Mill in Canada

The Aditya Birla Group (ABG) and Tembec have recently signed a Framework Agreement with the Province of New Brunswick regarding the acquisition of St. Anne Nackawic Pulp Mill. Tembec is a leading integrated forest products company, well established in North America and France. The acquisition will be made by a joint venture amongst Grasim, other overseas Aditya Birla Group Companies and Tembec, in which ABG will be the majority partner and Tembec, the lead operator. This would help in improving supply of quality wood pulp.

Grasim's total investment in the proposed Joint Venture Company will be CAD 9 Million (Rs. 32 crores approx.) by way of equity.

St. Anne Nackawic Pulp Mill, which produces paper grade pulp, has a capacity of 750 tonnes per day and has a very well established brand in the market. The operations at the plant, which were suspended in August / September 2004, should commence in the 3rd quarter of FY06. The effort will be to convert the capacity from paper grade pulp to dissolving grade pulp for supply to all VSF Plants.

Cement Business

The Grey Cement business operated on a higher capacity utilization of 95% as against 92% in the last year. Higher volumes and better realisation enabled the business put up an improved performance. Production at 12.44 Mn. tons was up by 5% over the last year. Sales volumes were higher by 6%,

while realisation grew by 9%. Operating profits were higher despite steep increase in energy costs.

The Company's capex will be Rs.920 crores in the next 2–3 years towards modernization, de-bottlenecking, setting up of power plants and capacity expansion. The Company has spent Rs.115 crores during the year.

The outlook for its Cement business continues to be very positive on the back of renewed impetus on infrastructure development by the government, buoyant housing sector and likely rapid industrial growth.

Sponge Iron Business

The Sponge Iron business' performance has been exemplary. Capacity utilization was at an all time high at 87%. Realisations surged by 39% to Rs.12,774 per MT, due to higher international scrap prices and strong domestic demand. Production and Sales volumes rose by 14% over the last year.

The outlook for the Sponge Iron Business remains positive. Natural gas availability is expected to improve by end 2006. However, pricing of natural gas and rising input costs still remain an area of concern.

Chemical Business

The Chemical Business recorded a significant improvement over its performance of the previous year. Capacity utilization was marginally higher at 85% and sales volumes were up by 4%. Realization was substantively higher by 15% at Rs.18,836 per MT.

The Company's thrust is on optimum utilization of the plant capacity, development of ancillary products for more value addition and better realization. The outlook on price is positive due to firm international prices of caustic soda. Volumes should also grow further due to improved demand from VSF and other end user sectors.

Outlook

Given its expanded capacities, leadership status in its key business segments and strategic thrust on prudent financial management, Grasim looks forward to significant growth in the years ahead.

-o-O-o-



AUDITED FINANCIAL RESULTS
FOR THE YEAR ENDED 31st MARCH 2005

Rs in Crores

	Nine Months Ended 31st December 2004	Three Months Ended 31st March 2005	Three Months Ended 31st March 2004	Full Year Ended 31st March 2005 (Audited)	Full Year Ended 31st March 2004 (Audited)	Consolidated Financial Results for the year ended 31st March 2005 (Audited)	Consolidated Financial Results for the year ended 31st March 2004 (Audited) *
Net Sales / Income from Operations	4,604.90	1,642.17	1,553.21	6,247.07	5,233.27	9,409.99	5,510.39
Other Income	86.90	82.48	72.06	169.38	209.23	218.66	226.47
Total Expenditure							
- Decrease / (Increase) in Stock	(58.28)	(42.39)	(1.45)	(100.67)	24.31	(122.14)	24.63
- Raw Material Consumed	1,355.86	517.19	409.18	1,873.05	1,372.49	2,157.77	1,414.07
- Purchases of Finished Goods	35.54	13.48	12.58	49.02	50.47	47.19	50.47
- Payment to & Provision for Employees	274.48	98.65	101.00	373.13	358.90	499.39	386.68
- Power & Fuel	777.71	258.03	238.16	1,035.74	889.01	2,019.19	952.09
- Freight , Handling & Other expenses	426.14	159.92	149.05	586.06	526.11	1,114.86	546.86
- Other Expenditure	573.72	241.71	203.43	815.43	717.01	1,640.10	819.55
Total Expenditure	3,385.17	1,246.59	1,111.95	4,631.76	3,938.30	7,356.36	4,194.35
Interest	104.82	33.94	35.06	138.76	153.88	284.67	195.58
Gross Profit	1,201.81	444.12	478.26	1,645.93	1,350.32	1,987.62	1,346.93
Depreciation	212.12	72.45	68.19	284.57	273.06	556.13	308.09
Profit before Exceptional Items and Tax Expense	989.69	371.67	410.07	1,361.36	1,077.26	1,431.49	1,038.84
Tax Provision of earlier years written back	-	-	-	-	-	0.38	1.44
Surplus on pre-payment of sales tax loan	-	34.35	-	34.35	-	34.35	
Provision for diminution in value of investment and loans	-	(92.00)	-	(92.00)	-	-	-
Impairment of Goodwill	-	-	-	-	-	(162.45)	-
Profit before Tax Expense	989.69	314.02	410.07	1,303.71	1,077.26	1,303.77	1,040.28
Provision for Current Tax	(312.00)	(139.00)	(129.00)	(451.00)	(291.00)	(483.65)	(291.20)
Provision for Deferred Tax	(21.50)	54.50	1.00	33.00	(7.00)	41.18	(10.83)
Net Profit	656.19	229.52	282.07	885.71	779.26	861.30	738.25
Less : Minority Interest						(15.18)	-
Less: Pre-acquisition Profits/(losses)						(3.85)	-
Net Profit (After Minority Interest)	656.19	229.52	282.07	885.71	779.26	880.33	738.25
Paid up Equity Share Capital (Face Value Rs. 10 per share	91.69	91.69	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve				*4,231.96*	*3,513.83*	*3,946.56*	*3,222.91*
Basic & Diluted EPS for the period (Rupees)	71.57	25.03	30.76	96.60	84.99	96.01	80.52
Aggregate of Non-Promoter Shareholding							
- Number of Shares				71541071	71560826		
- Percentage of Shareholding				78.04%	78.06%		

Notes

1. The Hon'ble High Court of Mumbai approved a composite Scheme of Arrangement U/s 391-394 of the Companies Act, 1956 on 22nd April, 2004 between Larsen & Toubro Limited ("L&T") and UltraTech Cemco Limited, now UltraTech Cement Limited, ("UltraTech") with the Company (as a shareholder of L&T) and L&T Employees Welfare Foundation (the "Trust") as confirming parties.
   In terms of the said composite Scheme of Arrangement, the Company has during the year:

   (a) Acquired 30% equity (373.19 Lac shares) of UltraTech, through an open offer, for a consideration of Rs. 1278.57 Crores;

   (b) Acquired 4.5% equity (55.98 Lac shares) of UltraTech from L & T for a consideration of Rs. 191.78 Crores. Further, a wholly owned subsidiary of the Company has also acquired 4% equity (49.76 Lac shares) of UltraTech from L & T for a consideration of Rs. 170.48 Crores;

   (c) Sold its holding of 184.71 Lac shares of L & T (post-demerger) to the Trust for a consideration of Rs. 443.31 Crores.

   The Company's holding in the Equity share capital of UltraTech together with its wholly owned subsidiary company is 51.1%. UltraTech has thus become a subsidiary of the Company and the Company has acquired the management control of UltraTech w.e.f. 6th July, 2004.

   The Company has earlier paid a sum of Rs. 988.71 Crores for acquisition of 369.42 Lac shares of L & T (pre-demerger).

   As the above transactions are part of a composite scheme of arrangement of the Company's shareholding in L&T and its consequent shareholding with management control in UltraTech, the net cash outflow of Rs. 2015.83 Crores towards acquisition of total holding of 576.94 Lac shares of UltraTech has been accounted for as cost of acquisition of the said shares.

Cont. on Page 2

Cont. from Page 1

Segments Reporting:

Rs. in Crores

	Nine Months Ended 31st December 2004	Three Months Ended 31st March 2005	Three Months Ended 31st March 2004	Full Year ended 31st March 2005 (Audited)	Full Year Ended 31st March 2004 (Audited)	Consolidated Financial Results for the year ended 31st March 2005 (Audited)	Consolidated Financial Results for the year ended 31st March 2004 (Audited) *
1. SEGMENT REVENUE							
a Fibre & Pulp	1,495.40	461.95	497.82	1,957.35	1,765.50	2,006.25	1,808.20
b Cement	2,036.07	767.85	715.39	2,803.92	2,419.91	5,749.84	2,548.93
c Sponge Iron	740.19	281.29	232.76	1,021.48	638.92	1,021.48	638.92
d Chemicals	248.74	103.02	79.82	351.76	295.37	351.76	295.37
e Textiles	191.00	69.25	64.77	260.25	241.95	260.25	241.95
f Others	-	-	(0.01)	-	0.03	180.81	105.92
TOTAL	4,711.40	1,683.36	1,590.55	6,394.76	5,361.68	9,570.39	5,639.29
(Less) : Inter Segment Revenue	(106.50)	(41.19)	(37.34)	(147.69)	(128.41)	(160.40)	(128.90)
Net Sales / Income from Operations	**4,604.90**	**1,642.17**	**1,553.21**	**6,247.07**	**5,233.27**	**9,409.99**	**5,510.39**
2. SEGMENT RESULTS							
a Fibre & Pulp	444.49	109.09	152.34	553.58	520.36	554.60	518.29
b Cement	290.99	102.10	133.15	393.09	295.66	578.67	297.90
c Sponge Iron	258.71	96.46	100.52	355.17	219.21	355.17	219.21
d Chemicals	53.10	33.88	16.00	86.98	58.37	86.98	58.37
e Textiles	(0.95)	0.49	2.31	(0.46)	(0.23)	(0.46)	(0.23)
f Others	(0.04)	0.05	(0.58)	0.01	(0.76)	29.45	2.35
TOTAL	1,046.30	342.07	403.74	1,388.37	1,092.61	1,604.41	1,095.89
Add / (Less) :							
Interest	**(104.82)**	**(33.94)**	**(35.06)**	**(138.76)**	**(153.88)**	**(284.67)**	**(195.58)**
Net Unallocable Income / (Expenditure)	48.21	63.54	41.39	111.75	138.53	111.75	138.53
Profit before Exceptional Items and Tax Expense	**989.69**	**371.67**	**410.07**	**1,361.36**	**1,077.26**	**1,431.49**	**1,038.84**
Tax Provision of earlier years written back	-	-	-	-	-	0.38	1.44
Surplus on pre-payment of sales tax loan	-	34.35	-	34.35	-	34.35	-
Provision for diminution in value of investment and loans	-	(92.00)	-	(92.00)	-	-	-
Impairment of Goodwill	-	-	-	-	-	(162.45)	
Profit Before Tax Expense	**989.69**	**314.02**	**410.07**	**1,303.71**	**1,077.26**	**1,303.77**	**1,040.28**
3. CAPITAL EMPLOYED							
a Fibre & Pulp	962.69			1,026.77	825.05	1,054.62	847.48
b Cement	2,043.44			2,132.02	2,032.51	6,887.92	2,046.97
c Sponge Iron	472.77			511.69	488.50	511.68	488.50
d Chemicals	187.72			212.65	206.54	212.65	206.54
e Textiles	107.20			101.37	109.01	101.37	109.01
f Others	2.19			3.14	2.09	364.86	222.12
TOTAL	3,776.01			3,987.64	3,663.70	9,133.10	3,920.62
g Unallocated Corporate Capital Employed	3,477.42			2,948.55	2,644.86	567.98	2,463.31
TOTAL CAPITAL EMPLOYED	**7,253.43**	**6,936.19**	**6,308.56**	**6,936.19**	**6,308.56**	**9,701.08**	**6,383.93**

2. The Company has following outstanding exposure in its subsidiary company, Shree Digvijay Cement Company Limited (SDCC):

Investment in Equity Shares	Rs. 54.90 Crores
Investment in Debentures	Rs. 15.58 Crores
Loans/Collaterals	Rs. 183.39 Crores

SDCC is a sick industrial company within the meaning of Section 3(1)(o) of the Sick Industrial Companies (Special Provisions) Act, 1985. Based on the independent valuation report, the Company has made a provision of Rs. 92 Crores towards what is considered a permanent diminution in the value of its investment (Rs. 54.90 Crores) and loans (Rs. 37.10 Crores).

3. Consolidated Financials have been prepared by applying Accounting Standard 21 - "Consolidated Financial Statements" and Accounting Standard 27 - "Financial Reporting of Interest in Joint Ventures" issued by the Institute of Chartered Accountants of India.

4. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under:

Fibre & Pulp	- Viscose Staple Fibre & Rayon Grade Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabric & Yarn
Others	- Mainly Telecom (in consolidated results)

5. During the quarter, total thirteen investor complaints were received, all of which have been attended by the Company. No complaints were pending either at the beginning or at the end of the quarter.

6.a. Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

b. * Previous year figures of consolidated financial results are not comparable as the same do not include results of UltraTech Cement Ltd and its subsidiaries which became subsidiaries of the Company during the current year.

7. The Board of Directors has recommended a dividend of Rs. 16 per share aggregating to Rs. 167.25 Crores (including Dividend Tax).

8. The above audited results for the year ended 31st March 2005 have been reviewed by the Audit Committee of the Board and have been approved by the Board of Directors at the meeting held on 29th April, 2005.

For and on behalf of Board of Directors

Place : Mumbai
Date : 29th April, 2005

D. D. Rathi
Whole-time Director